FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 3, 2010 announcing the completion of the initial public offering of Sprott Physical Gold Trust.

EXHIBIT 1

Sprott Completes Initial Public Offering of Sprott Physical Gold Trust

TORONTO, ON – March 3, 2010 – Sprott Asset Management LP ("Sprott") today announced that Sprott Physical Gold Trust (the "Trust") has completed its initial public offering (the "Offering") of 40,000,000 units ("Units") at US$10.00 per Unit, for gross proceeds of US$400,000,000.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols 'PHYS' and 'PHY.U', respectively. The Offering was made simultaneously in the United States and Canada through a syndicate of underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada. The underwriters for the Offering in the United States included HSBC Securities (USA) Inc. and the underwriters for the Offering in Canada included BMO Capital Markets, Scotia Capital Inc., TD Securities Inc., Canaccord Adams, GMP Securities L.P., Dundee Securities Corporation and HSBC Securities (Canada) Inc.

The Trust has also granted the underwriters an over-allotment option which is exercisable in whole or in part to purchase up an additional 6,000,000 Units at US$10.00 per Unit up to 30 days from February 25, 2010.

The Trust was created to invest and hold substantially all its assets in physical gold bullion. It aims to provide a secure, convenient and exchange-traded way for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and will not speculate with regard to short-term changes in gold prices. The Trust will not invest in gold certificates or other financial instruments that represent gold or that may be exchanged for gold. The Trust expects to own only London Good Delivery physical gold bullion, which will be stored at the Royal Canadian Mint.

The Trust will be managed by an experienced team of precious metals investors from Sprott, including Eric Sprott, John Embry, Charles Oliver and Jaime Horvat. Sprott is a recognized leader in gold investing.

In addition to daily liquidity through the NYSE Arca and the Toronto Stock Exchange, unitholders will be able to redeem Units on a monthly basis for physical gold bullion, for a redemption price equal to 100% of the NAV of the redeemed Units, less related expenses, including handling, delivery and storage.

Additional detail on the Trust can be found in the final prospectus available on EDGAR (www.edgar.com) and SEDAR (www.sedar.com) or on the Trust's website at www.sprottphysicalgoldtrust.com.

About Sprott Asset Management

Sprott Asset Management Inc. (www.sprott.com), a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com) is a fund company dedicated to achieving superior returns for its investors over time. SAM manages assets primarily for institutions, endowments and high net worth individuals. Sprott Asset Management Inc. is the investment manager of the Sprott Funds. Commissions, trailing commissions, management fees and expenses all may be associated with mutual fund investments. Please read the prospectus before investing. Mutual Funds are not guaranteed, their values change frequently and past performance may not be repeated. The information contained herein does not constitute an offer or solicitation by anyone in the United States or in any other jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors should consult their financial advisor to determine if these Funds may be sold in their jurisdiction.

Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST (registrant)

	By	Sprott Asset Management GP Inc., as general partner of the manager of the Registrant

Dated: March 4, 2010	By:	/s/ Kirstin H. McTaggart
Kirstin H. McTaggart Corporate Secretary

SK 03883 0007 1078326